UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of **December 2006**

Commission File Number: **0-22622**



CREATOR CAPITAL LIMITED

Canon's Court, 22 Victoria Street, PO Box HM 1179, Hamilton HM 12, Islands of Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [**X**]   Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]   No [**X**]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated December 6, 2006
2	Material Change Report dated December 6, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 8, 2006

CREATOR CAPITAL LIMITED

By: *Deborah Fortescue-Merrin*

Name: **Deborah Fortescue-Merrin,**
President



Canon's Court, 22 Victoria Street
PO Box HM 1179, Hamilton HM 12
Islands of Bermuda

PRESS RELEASE

Creator Capital Information To Be Available Through
S&P Corporation Records Listing Program

HAMILTON, BERMUDA, December 6, 2006 - CREATOR CAPITAL LIMITED (CTORF:PK)   ("CCL" or the "Company") is pleased to announce that its company information is once again available via Standard & Poor's Corporation Records Listing Program. As part of the program, a full description of CCL will be published in the Daily News Section of Standard Corporation Records, a recognized securities manual for secondary trading in approximately 37 states under the Blue Sky Laws.   Standard Corporation Records is available in print, CD-ROM, and via the Web at www.netadvantage.com, as well as through numerous electronic vendors.

The company information about CCL to be made available through this program includes an in-depth description of the CCL's business operations, share price, dividend history, shares outstanding, company financial position, earnings, and full income statement and balance sheet.

ABOUT CREATOR CAPITAL

Creator Capital Ltd., www.creatorcapital.com a Bermuda exempted company, along with Harrah's Entertainment Inc., introduced the in-flight interactive gaming experience to international airline passengers as a method of creating additional revenues for airlines in 1998. In addition to providing interactive in-flight gaming entertainment software and services, CCL also offers and distributes international entertainment and sports content for broadband television over the internet. Through its division, **Creator.tv**, CCL can now deliver not only its existing in-flight gaming entertainment, but a wealth of additional content, to electronic entertainment platforms over the Internet.

Company information distributed through the Corporation Records Program is based upon information that Standard & Poor's considers to be reliable, but neither Standard & Poor's nor its affiliates warrant its completeness or accuracy, and it should not be relied upon as such. This material is not intended as an offer or solicitation for the purchase or sale of any security or other financial instrument.

ON BEHALF OF THE BOARD OF DIRECTORS

Deborah Fortescue-Merrin

Deborah Fortescue-Merrin
President

(604) 947-2555
info@creatorcapital.com
http://www.creatorcapital.com

Standard & Poor's Customer contact:
Maria Cruz   (+1) 212 438 3671
maria_cruz@standardandpoors.com

Media relations contact:
Michael Privitera   (+1) 212 438 6679
michael_privitera@standardandpoors.com

Safe Harbour statements under the Private Securities Litigation Reform Act of 1995;

Certain statements in this document constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, and Section 21B of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Creator Capital Limited ("the Company"), or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. The Company's future operating results are dependent upon many factors, including but not limited to the Company's ability to: (i) obtain sufficient capital or a strategic business arrangement to fund its plan of operations when needed; (ii) build the management and human resources and infrastructure necessary to support the growth of its business; (iii) competitive factors and developments beyond the Company's control; and (iv) other risk factors discussed in the Company's periodic filings with the Securities and Exchange Commission, which are available for review at www.sec.gov.

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1 **Name and Address of Company**

Creator Capital Limited ("Creator" or the "Company")
Canon's Court
22 Victoria Street
Hamilton HM 12, Islands of Bermuda

Item 2 **Date of Material Change**

December 6, 2006

Item 3 **News Release**

The new Release dated December 6, 2006 was disseminated via CCN Matthew.

Item 4 **Summary of Material Change**

Creator Capital Limited's company information is available via Standard & Poor's Corporation Records Listing Program.

Item 5 **Full Description of Material Change**

Creator Capital Limited's company information is once again available via Standard & Poor's Corporation Records Listing Program. As part of the program, a full description of CCL will be published in the Daily News Section of Standard Corporation Records, a recognized securities manual for secondary trading in approximately 37 states under the Blue Sky Laws. Standard Corporation Records is available in print, CD-ROM, and via the Web at www.netadvantage.com, as well as through numerous electronic vendors.

The company information about CCL to be made available through this program includes an in-depth description of the CCL's business operations, share price, dividend history, shares outstanding, company financial position, earnings, and full income statement and balance sheet.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

Item 7 **Omitted Information**

Not applicable.

Item 8 **Executive Officer**

The following Senior Officer of the Company is available to answer questions regarding this report:

Deborah Fortescue-Merrin, President at (604) 947-2555.

Item 9 **Date of Report**

Dated at Vancouver, BC, this 6th day of December 2006

CREATOR CAPITAL LIMITED

/s/ Deborah Fortescue-Merrin

_____
Deborah Fortescue-Merrin**,**
President